CONTACT:

Dee Ann Johnson
(412) 456-4410

                                                      FOR IMMEDIATE RELEASE

   PITTSBURGH, PA  February 4, 2005. . . . . Ampco-Pittsburgh Corporation
(NYSE: AP) announced sales of $51,506,000 and $202,861,000 for the quarter and year ended December 31, 2004, respectively, against $47,849,000 and $180,233,000 for the same periods of the prior year. Net loss approximated $(3,066,000) or $(0.32) per share for the three months ended December 31, 2004 in comparison to net income of $1,038,000 or $0.11 per share for the three months ended December 31, 2003. The Corporation incurred a net loss of $(2,599,000) or $(0.27) per share and $(2,190,000) or $(0.23) per share for the years ended December 31, 2004 and 2003, respectively. Included in results for 2003 is an after-tax loss from discontinued operations of $(5,098,000) or $(0.53) per share arising from the third quarter sale of its Plastics Processing Machinery segment. (Loss) income from operations approximated $(3,411,000) and $1,357,000 for the three months ended December 31, 2004 and 2003, respectively, and $(2,224,000) and $5,061,000 for the respective years then ended.

	The Forged and Cast Rolls Segment incurred significant losses in the quarter which resulted in operating losses for the full year. There were several reasons, including the interruption in business caused by flooding at the Carnegie, Pennsylvania forged roll finishing plant as a result of Hurricane Ivan, the unprecedented increases in the cost of steel scrap, ferro alloys and energy, and poor operating performance of the cast roll unit in England. A business interruption insurance claim is expected to be settled in the first part of 2005. Activity levels in the construction and energy markets remained weak. Accordingly, results from operations of the Air and Liquid Processing segment were relatively unchanged compared to those of the fourth quarter and the year ended December 31, 2003.

	In the quarter and year, the Corporation incurred lower uninsured legal costs related to lawsuits in connection with asbestos-containing products when compared with the same periods in 2003. However, the reductions were in large part offset both in the quarter and the year by professional fees incurred to meet the requirements of the Sarbanes Oxley Act.

	The outlook for the first part of 2005 is for continued weakness in both segments. However, as the Forged and Cast Rolls operations progressively work through the order backlog, which is at an all-time high, and providing that material costs stabilize which seems to be the case, with the exception of certain ferro alloys, the segment expects to have an improved second six months. This will be the result of improved selling prices and recovery of increased costs through the imposition of surcharges. Despite the losses for 2004, the financial condition of the Corporation remains strong.

                                   # # #




                              AMPCO-PITTSBURGH CORPORATION
                                    FINANCIAL SUMMARY


                          Three Months Ended Dec 31,     Year Ended Dec 31,
                               2004        2003          2004         2003





Sales                     $51,506,000  $47,849,000  $202,861,000  $180,233,000


(Loss) income from
 operations                (3,411,000)   1,357,000    (2,224,000)    5,061,000
Other (expense) income-net   (603,000)      98,000      (359,000)     (419,000)

(Loss) income before
 income taxes              (4,014,000)   1,455,000    (2,583,000)    4,642,000
Income tax (benefit)
 provision                   (948,000)     441,000        16,000     1,734,000

(Loss) income from
 continuing operations     (3,066,000)   1,014,000    (2,599,000)    2,908,000

Discontinued operations:
 Income (loss) from
 operations                         -       26,000             -    (5,330,000)
 Income tax provision
 (benefit)                          -        2,000             -      (232,000)
                                    -       24,000             -    (5,098,000)


Net (loss) income         $(3,066,000) $ 1,038,000  $ (2,599,000) $ (2,190,000)


Basic and diluted
 earnings per share:

  (Loss) income from
   continuing operations $     (0.32)  $      0.11  $      (0.27) $       0.30

  Loss from discontinued
   operations            $          -  $         -  $          -  $      (0.53)

  Net (loss) income      $     (0.32)  $      0.11  $      (0.27) $      (0.23)

